Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals Inc.

Commission File No. 333-134438

On August 8, 2006, Infinity Pharmaceuticals, Inc. (“Infinity”) issued a press release announcing that Discovery Partners International, Inc.’s (“DPI”) Registration Statement on Form S-4 related to the proposed merger between Infinity and DPI has been declared effective by the Securities and Exchange Commission. The text of the press release is as follows:

FOR IMMEDIATE RELEASE

INFINITY PHARMACEUTICALS ANNOUNCES EFFECTIVENESS OF

REGISTRATION STATEMENT FOR THE PROPOSED MERGER WITH DISCOVERY

PARTNERS INTERNATIONAL

CAMBRIDGE, Mass. – August 8, 2006 – Infinity Pharmaceuticals, Inc. today announced that the Securities and Exchange Commission (SEC) has declared effective the Form S-4 Registration Statement of Discovery Partners International, Inc. (NASDAQ: DPII), or DPI, relating to the previously announced proposed merger between DPI and Infinity.

The merger is subject to customary closing conditions, including the approval of both companies’ stockholders. DPI’s shareholders of record on August 1, 2006 will vote on the merger at a special meeting of stockholders at 1:00 p.m. PDT, on Tuesday, September 12, 2006, at the offices of Cooley Godward LLP, 4401 Eastgate Mall, San Diego, Calif. A special meeting of stockholders of Infinity will be held at 1:00 p.m. EDT on Tuesday, September 12, 2006, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Mass.

The registration statement contains a Joint Proxy Statement/Prospectus, which is to be mailed to DPI’s and Infinity’s respective shareholders this week. The S-4 Registration Statement may also be accessed online on the SEC’s website, www.sec.gov, on the “Investor Relations” page of DPI’s website at www.discoverypartners.com, or on Infinity’s website at www.ipi.com.

Assuming stockholder approval of the merger and the other matters set forth in the Joint Proxy Statement/Prospectus, immediately following the merger, DPI will change its name to Infinity Pharmaceuticals, Inc. and the new company’s common stock will trade on the NASDAQ National Market under the symbol “INFI.” DPI’s current ticker symbol, “DPII,” will become inactive after closing.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that is seeking to leverage its strength in small molecule technologies to bring important new medicines to patients.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, DPI filed a registration statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and from Investor Relations at DPI at the address described above.

Forward-Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction and the trading of the combined company’s shares on the NASDAQ National Market. Factors that may cause actual results to differ materially include the risk that DPI and Infinity may not obtain the requisite stockholder approval to complete the proposed transaction, the risk that the combined company may not obtain approval to list the shares of common stock of the combined company on the NASDAQ Stock Market after the assumed closing of the merger and risks and other uncertainties more fully described in DPI’s registration statement on Form S-4, as amended, as filed with the Securities and Exchange Commission and DPI’s other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements contained in this press release speak only as of the date hereof and Infinity expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Editor’s Note: This release is available in the Press Release section of the Media Room of Infinity’s website at http://www.ipi.com.

Contacts:

Adelene Q. Perkins	John Evans
Chief Business Officer	Business Manager
Infinity Pharmaceuticals, Inc.	Infinity Pharmaceuticals, Inc.
617-453-1104	617-453-1254
Adelene.Perkins@ipi.com	John.Evans@ipi.com

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